As filed with the Securities and Exchange Commission on May 28, 1998
                                                    Registration No. 333-52437

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------

                          GST TELECOMMUNICATIONS, INC.

--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                     Canada
--------------------------------------------------------------------------------
                         (State or other jurisdiction of
                         incorporation or organization)

                                       N/A
--------------------------------------------------------------------------------
                                  (IRS Employer
                             Identification Number)

                           ---------------------------

                                4001 Main Street
                           Vancouver, Washington 98663
                                 (360) 906-7100
                        (Address and telephone number of
                    Registrant's Principal Executive Offices)

                           ---------------------------

                    Daniel L. Trampush, Senior Vice President
                          GST Telecommunications, Inc.
                                4001 Main Street
                           Vancouver, Washington 98663
                            Telephone: (360) 906-7100
                           Telecopier: (360) 906-7150
                       (Name, Address and Telephone Number
                              of Agent for Service)

                                    Copy to:
                              David J. Adler, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                            New York, New York 10022
                            Telephone: (212) 753-7200
                           Telecopier: (212) 755-1467

                           ---------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                             ----------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS


                    SUBJECT TO COMPLETION, DATED MAY 28, 1998


                              279,110 COMMON SHARES

                          GST TELECOMMUNICATIONS, INC.

         This Prospectus relates to the reoffer and resale by certain selling shareholders (the "Selling Shareholders") of Common Shares, without par value (the "Common Shares"), of GST Telecommunications, Inc. (the "Company") (A) that were issued by the Company to such Selling Shareholders (i) in connection with the purchase by the Company of all of the outstanding capital stock of Tri-Star Residential Communications Corp. ("Tri-Star") and (ii) pursuant to a purchase agreement entered into in connection with debt financing (the "Hawaii Financing") for the Company's Hawaiian inter-island submarine network and various other terrestrial installations provided by Tomen Corporation and its affiliates (collectively, "Tomen") and (B) that are issuable upon exercise of warrants issued to Tomen in connection with the Hawaii Financing.

         The Selling Shareholders have advised the Company that the resale of their Common Shares may be effected from time to time in one or more transactions on the Nasdaq National Market, in negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling the Common Shares to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Common Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer acquiring the Common Shares from the Selling Shareholders may sell such securities in its normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of such methods. See "Plan of Distribution." The Company will bear all expenses in connection with the preparation of this Prospectus.

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             AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES
                             A HIGH DEGREE OF RISK.
                      SEE "RISK FACTORS" AT PAGE 4 HEREOF.

--------------------------------------------------------------------------------


         The Common Shares are quoted on the Nasdaq National Market under the symbol "GSTX" and are traded on the Toronto Stock Exchange (the "TSE") and the Vancouver Stock Exchange (the "VSE") under the symbol "GTE.U." On May 27, 1998, the closing price for the Common Shares on the Nasdaq National Market was $11.9375.


                   THESE SECURITIES HAVE NOT BEEN APPROVED OR
                   DISAPPROVED BY THE SECURITIES AND EXCHANGE
                COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is             , 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION....................................................... 2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................. 3

RISK FACTORS................................................................ 4

MATERIAL CHANGES............................................................18

THE COMPANY.................................................................18

USE OF PROCEEDS.............................................................19

SELLING SHAREHOLDERS........................................................19

PLAN OF DISTRIBUTION........................................................20

LEGAL MATTERS...............................................................20

EXPERTS  ...................................................................20

ADDITIONAL INFORMATION......................................................20

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The Company's Transition Report on Form 10-K for the three month period ended December 31, 1997, Annual Report on Form 10-K for the fiscal year ended September 30, 1997, Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and the Company's Current Reports on Form 8-K dated May 4, 1998, February 27, 1998 and January 6, 1998 are incorporated by reference in this Prospectus and shall be deemed to be a part hereof. All subsequent reports filed by the Company on Forms 10-K, 10-Q, 8-K or otherwise, prior to the termination of this offering, are deemed to be incorporated by reference in this prospectus and shall be deemed to be a part hereof from the date of filing of such documents. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act, subsequently filed by the Company prior to the termination of this offering, are deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.


         The Company's  Application for  Registration of its Common Shares under
Section 12(g) of the Exchange Act filed on April 13, 1998 is incorporated by reference in this Prospectus and shall be deemed to be a part hereof.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to GST Telecommunications, Inc. at 4001 Main Street, Vancouver, Washington 98663, Attention: Chief Financial Officer. Oral requests should be directed to such individual (telephone number (360) 906-7100).

         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                                  RISK FACTORS

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS
BEFORE MAKING AN INVESTMENT DECISION. CERTAIN MATTERS DISCUSSED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED.

HISTORICAL AND ANTICIPATED FUTURE OPERATING LOSSES AND NEGATIVE EBITDA


         The Company has incurred and expects to continue to incur increasing operating losses and negative EBITDA while it expands its business and builds its customer base. The Company has incurred significant increases in expenses associated with these activities and there can be no assurance that an adequate customer base with respect to any or all of its services will be achieved or sustained. The Company does not expect to achieve a significant market share for any of its services. The Company had net income of approximately $19.5 million, an operating loss of approximately $24.8 million and negative EBITDA of $14.8 million for the three months ended March 31, 1998, a net loss of approximately $39.6 million, an operating loss of approximately $21.9 million and negative EBITDA of $12.0 million for the three months ended December 31, 1997 and a net loss of approximately $113.3 million, an operating loss of approximately $86.5 million and negative EBITDA of $51.9 million for the fiscal year ended September 30, 1997 ("Fiscal 1997"). There can be no assurance that the Company will achieve or sustain profitability or generate positive EBITDA. In February 1998, the Company sold its remaining interest in NACT Telecommunications, Inc. ("NACT") to World Access, Inc. for net proceeds of approximately $85.0 million. Without NACT, the Company would have had a net loss of $40.4 million and negative EBITDA of $14.4 million for the three months ended December 31, 1997 and a net loss of $117.8 million and negative EBITDA of $59.0 million for Fiscal 1997. EBITDA consists of loss before interest, income taxes, depreciation and amortization and other income and non-cash expenses. EBITDA is provided because it is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the periods indicated.


         At December 31, 1997, the Company had a U.S. net operating loss carryforward of approximately $130.4 million and a Canadian net operating loss carryforward of approximately Cdn. $11.1 million. While such loss carryforwards are available to offset future taxable income of the Company, the Company does not expect to generate sufficient taxable income so as to utilize all or a substantial portion of such loss carryforwards prior to their expiration. Further, the utilization of net operating loss carryforwards against future taxable income is subject to limitation if the Company experiences an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and the analogous provision of the Income Tax Act (Canada).

DEVELOPMENT AND EXPANSION RISK AND POSSIBLE INABILITY TO MANAGE GROWTH

         The Company is in the early stages of its operations. Certain of its networks have only recently become commercially operational and the Company has only recently begun to deploy switches in its networks. The success of the Company will depend, among other things, upon the Company's ability to assess potential markets, design fiber backbone routes that provide ready access to a substantial customer base, secure financing, obtain required rights-of-way, building access and governmental permits, implement expanded interconnection and collocation with facilities owned by incumbent local exchange telephone companies ("ILECs") and achieve a sufficient customer base, and upon subsequent developments in state and federal regulations. The Company has begun to target Tier 1 cities and competition in such markets is expected to be significantly greater than in the Tier 2 and Tier 3 cities in which the Company is currently operating. There can be no assurance that any networks to be developed or further developed will be completed on schedule, at a commercially reasonable cost or within the Company's specifications. In addition, the expansion of the Company's business has involved and is expected to continue to involve acquisitions, which could divert the resources and management time of the Company and require integration with the Company's existing operations. There can be no assurance that any acquired business will be successfully integrated into the Company's operations or that any such business will meet the Company's expectations. The Company's future performance will depend, in part, upon its ability to manage its growth effectively, which will require it to continue to implement and improve its operating, financial and accounting systems, to expand, train and manage its employee base and to effectively manage the integration of acquired businesses. These factors and others could adversely affect the expansion of the Company's customer base and service offerings. The Company's inability either to expand in accordance with its plans or to manage its growth could have a material adverse effect on its business, financial condition and results of operations.

SIGNIFICANT CAPITAL REQUIREMENTS


         The Company estimates that its capital expenditures will be approximately $325.0 million for the fiscal year ending December 31, 1998 and $400.0 million for the fiscal year ending December 31, 1999. The Company believes that the cash on hand, including the net proceeds from the private placement consummated in May 1998 (the "1998 Notes Offering") of $500.0 million principal amount at maturity of 10 1/2% Senior Secured Discount Notes due 2008 (the "1998 Notes"), the remaining proceeds from the sale of NACT, the public offering consummated in November 1997 (the "1997 Public Offering") of $144.0 million principal amount of 12 3/4% Senior Subordinated Accrual Notes due 2007 (the "Accrual Notes") and 6,440,000 Common Shares at $12 per share and the private placement offering consummated in May 1997 (the "Secured Notes Offering") of 13 1/4% Senior Secured Notes due 2007 (the "Secured Notes") (which, other than the amount pledged to fund the first six interest payments on the Secured Notes, is being used to purchase equipment) and borrowings expected to be available under a credit facility (the "Tomen Facility") with Tomen and an equipment financing agreement with Siemens Telecom Networks ("Siemens") , will provide sufficient funds for the Company to expand its business as presently planned and to fund its operating expenses through September 2000. Thereafter, the Company expects to require additional financing. In the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, the Company may be required to seek additional capital (or seek additional capital sooner than currently anticipated). Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries, sales of assets or other financing arrangements. There can be no assurance that additional financing would be available to the Company or, if available, that it could be obtained on acceptable terms or within the limitations contained in the Company's financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures and could have a material adverse effect on the Company. Such failure could also limit the ability of the Company to make principal and interest payments on its outstanding indebtedness, which would have a material adverse effect on the value of the Common Shares. The Company has no material working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company.


SUBSTANTIAL INDEBTEDNESS


         At March 31, 1998, the Company had outstanding on a consolidated basis approximately $796.9 million of indebtedness and $54.6 million of mandatorily redeemable preference shares. In addition, the accretion of original issue discount will cause a $106.9 million increase in liabilities by December 15, 2000 relating to the 13 7/8% Senior Discount Notes due 2005 of GST USA (the "Senior Notes") and the 13 7/8% Convertible Senior Subordinated Discount Notes due 2005 of the Company (the "Convertible Notes" and together with the Senior Notes, the "1995 Notes") sold in December 1995, a $116.2 million increase in liabilities relating to the Accrual Notes by November 15, 2002 and a $200.0 million increase in liabilities relating to the 1998 Notes by May 1, 2003. The indentures relating to the 1995 Notes (the "1995 Indentures"), the indenture relating to the Secured Notes (the "Secured Notes Indenture"), the indenture relating to the Accrual Notes (the "Accrual Notes Indenture") and the indenture relating to the 1998 Notes (the "1998 Notes Indenture" and together with the 1995 Indentures, the Secured Notes Indenture and the Accrual Notes Indenture, the "Indentures") limit, but do not prohibit, the incurrence of additional indebtedness by the Company. At March 31, 1998, the Company had $30.5 million of availability under the Tomen Facility to finance the development and construction of additional networks, if and to the extent that proposals for funding projects are approved by Tomen. The Company expects to incur substantial additional indebtedness in the future. The Company has entered into an agreement with Siemens (the "Siemens Loan Agreement") that provides for up to an aggregate of $226.0 million in equipment financing, of which $116.0 million is presently available to the Company (and of which $7.9 million had been provided at March 31, 1998). The Company may seek to increase the amount available up to $226.0 million on an as-needed basis, subject to the negotiation and execution of mutually satisfactory documentation. The Company also entered into an agreement (the "NTFC Loan Agreement") with NTFC Capital Corp. for up to $50.0 million of additional equipment financing (all of which had been provided to the Company at March 31, 1998). There can be no assurance that any additional financing will be available to the Company on acceptable terms or at all.


         The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) limiting the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) requiring that a substantial portion of the Company's cash flow from operations, if any, be dedicated to the payment of principal of and interest on its indebtedness and other obligations; (iii) limiting its flexibility in planning for, or reacting to changes in, its business; (iv) possibly placing the Company at a competitive disadvantage, because it will be more highly leveraged than some of its competitors; and (v) increasing the Company's vulnerability in the event of a downturn in its business.

POSSIBLE INABILITY TO SERVICE DEBT; REFINANCING RISKS


         In connection with the buildout of its networks and expansion of competitive local exchange telephone companies ("CLEC") services, the Company has been experiencing increasing negative EBITDA. The Company's earnings before fixed charges were insufficient to cover fixed charges for the three months ended March 31, 1998, the three months ended December 31, 1997, Fiscal 1997 and the fiscal year ended September 30, 1996 ("Fiscal 1996") by $46.7 million, $42.0 million, $127.0 million and $62.9 million, respectively and the Company's EBITDA minus capital expenditures and interest expense for the three months ended March 31, 1998, the three months ended December 31, 1997, Fiscal 1997 and Fiscal 1996 was negative $77.9 million, negative $77.6 million, negative $315.3 million and negative $152.7 million, respectively. There can be no assurance that the Company will be able to improve its earnings before fixed charges or EBITDA or that the Company will be able to meet its debt service obligations. As the Company does not currently have a revolving credit facility, if a shortfall occurs, alternative financing would be necessary in order for the Company to meet its liquidity requirements and there can be no assurance that such financing would be available. In such event, the Company could face substantial liquidity problems. In addition, the Company anticipates that cash flow from operations will be insufficient to pay interest in cash on both the 1995 Notes when such interest becomes payable in June 2001 and on the Secured Notes starting in November 2000 once the amount pledged to fund the first six interest payments on the Secured Notes is utilized and to repay the 1995 Notes, Secured Notes, the Accrual Notes and the 1998 Notes at maturity and that such indebtedness will need to be refinanced. There can be no assurance that the Company will be able to effect such refinancings. The ability of the Company to meet its obligations and to effect such refinancings will be dependent upon, among other things, the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Failure by the Company to meet its obligations could result in a default on its indebtedness, which would permit the holders of substantially all of the Company's indebtedness to accelerate the maturity thereof.

FINANCIAL AND OPERATING RESTRICTIONS IMPOSED BY EXISTING INDEBTEDNESS

         The Company's financing arrangements impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or to create liens on its assets, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such covenant could result in a default thereunder, which could result in an acceleration of such indebtedness.

DIFFICULTIES IN IMPLEMENTING LOCAL AND ENHANCED SERVICES

         The Company has deployed and plans to continue to deploy high capacity digital switches in the cities in which it operates or plans to operate networks, as well as in certain cities where the Company will rely on ILEC facilities for transmission. This enables the Company to offer a variety of switched access services, enhanced services and local dial tone. The Company expects negative EBITDA from its switched services during the 24 to 36 month period after a switch is deployed. For switches operating in conjunction with the Company's networks, the Company expects operating margins to improve as the network is expanded and larger volumes of traffic are carried on the Company's network. For switches operating in cities where the Company relies on ILEC facilities for transmission, the Company will experience lower or negative operating margins. The ILECs will be required to unbundle local tariffs and permit the Company to purchase only the origination and termination services it needs, thereby decreasing operating expenses. There can be no assurance that such unbundling will be effected in a timely manner and result in prices favorable to the Company. In addition, the Company's ability to successfully implement its switched and enhanced services will require the negotiation of resale agreements with ILECs and other CLECs and the negotiation of interconnection agreements with ILECs, which can take considerable time, effort and expense.

         In August 1996, the Federal Communications Commission (the "FCC") released a decision (the "Interconnection Decision") implementing the interconnection portions of the Telecommunications Act of 1996 (the "Telecommunications Act"). The Interconnection Decision establishes rules for negotiating interconnection agreements and guidelines for review of such agreements by state public utilities commissions. On July 18, 1997, the Court of Appeals for the Eighth Circuit (the "Eighth Circuit") vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology for unbundled elements and a procedure permitting new entrants to
"pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Eighth Circuit decision creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. The Company had negotiated a number of interconnection agreements with ILECs prior to the Eighth Circuit decision. There can be no assurance that the Company will be able to obtain interconnection agreements on terms acceptable to the Company. The Supreme Court has accepted for review the Eighth Circuit decisions. See "-- Competition."

         The Company will generally be dependent on ILECs for provision of local telephone service through access to local loops, termination service and, in some markets, central office switches of such carriers. In addition, in certain markets the Company intends to obtain the local telephone services of the ILEC on a wholesale basis and resell that service to end users. Any successful effort by the ILEC to deny or substantially limit the Company's access to the ILEC's network elements or wholesale services could have a material adverse effect on the Company's ability to provide local telephone services. Although the Telecommunications Act imposes interconnection obligations on ILECs, there can be no assurance that the Company will be able to obtain access to such network elements or services at rates, and on terms and conditions, that permit the Company to offer local services at rates that are both profitable and competitive. As discussed above, the Eighth Circuit recently struck down certain FCC rules intended to govern such rates, terms and conditions.

         Many new carriers, including the Company, have experienced difficulties with respect to provisioning, interconnection and the operational support systems used by new carriers to order and receive network elements and wholesale services from the ILECs. These systems are necessary for new carriers such as the Company to provide local service to customers on a timely and competitive basis. The FCC has recently created a task force to examine problems that have slowed the development of local telephone competition. In addition, the Telecommunications Act creates incentives for Regional Bell Operating Companies ("RBOCs") to permit access to their facilities by denying such carriers the ability to provide long distance services in their regions until they have met specified conditions opening their markets to competition at the local level. The U.S. District Court for the Northern District of Texas has found these provisions unconstitutional, but this order has been stayed pending appeal. The RBOCs in the Company's markets have indicated their intent to seek authority to provide in-region long distance services, but are not yet permitted to do so. There can be no assurance that the RBOCs will be accommodating to the Company once they are permitted to offer in-region long distance service. Should the Company be unable to obtain the cooperation of an ILEC in a region, whether or not such ILEC has been authorized to offer in-region long distance service, the Company's ability to offer local services in such region on a timely and cost-effective basis would be adversely affected.

         The Company is a recent entrant into the newly created competitive local telecommunications services industry. The local dial tone services market was opened to competition due to the passage of the Telecommunications Act and related state and federal regulatory rulings. There are numerous operating complexities associated with providing these services. The Company is required to develop new products, services and systems and to develop new marketing initiatives to sell these services.

         The Company's switched services may not be profitable due to, among other factors, lack of customer demand, inability to secure access to facilities of ILECs at acceptable rates, competition from other CLECs and pricing pressure from the ILECs. The Company has very limited experience providing switched access and local dial tone services and there can be no assurance that the Company will be able to successfully implement its switched and enhanced services strategy.

RECENT COMMENCEMENT OF INTEGRATED MARKETING EFFORT

         The Company has only recently begun an integrated marketing effort of its telecommunication service offerings. Historically, the Company has marketed its access services primarily to long distance carriers and significant end-users of telecommunications services, and its long distance services to small businesses and consumers. Although the Company expects to market a variety of telecommunications services to all of its customers, there can be no assurance that the Company will be able to attract and retain new customers or retain and sell additional services to existing customers.

DEPENDENCE ON KEY CUSTOMERS


         The  Company's  five  largest  telecommunications   services  customers
accounted for approximately 20.5%, 16.8%, 20.8% and 46.9% of the Company's consolidated telecommunications services revenues for the three months ended March 31, 1998, the three months ended December 31, 1997, Fiscal 1997 and Fiscal 1996, respectively. It is anticipated that during the early stages of development of individual networks, before obtaining a sufficient amount of end-user revenues, the Company will be dependent on a limited number of long distance carriers for a significant portion of its local revenues. While long distance carriers have high volume requirements and have utilized CLECs, they generally are more price sensitive than end-users. The loss of, or decrease of business from, one or more significant customers could have a material adverse effect on the business, financial condition and results of operations of the Company.


RISKS RELATING TO LONG DISTANCE BUSINESS


         For the three months ended March 31, 1998, the three months ended December 31, 1997, Fiscal 1997 and Fiscal 1996, long distance represented 53.0%, 49.4%, 59.2% and 56.0% of the Company's consolidated telecommunications services revenues, respectively. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. See "-- Competition." The Company relies on other carriers to provide transmission and termination services for a majority of its long distance traffic. The Company has resale agreements with long distance carriers to provide it with transmission services. Such agreements typically provide for the resale of long distance services on a per minute basis with minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future customers. In the event the Company fails to meet its minimum volume commitments, it may be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means.


         Charges for access service for the origination and termination of long distance traffic have made up a significant portion of the Company's overall cost of providing long distance service. In May 1997, the FCC adopted changes to its interstate access rules that among other things reduce per-minute access charges and substitute new per-line flat rate monthly charges. The FCC also approved reductions in overall access rates, and established new rules to recover subsidies to support universal service and other public policies. The impact on these changes on the Company or its competitors is not yet clear. The Company could be adversely affected if it does not experience access cost reductions proportionally equivalent to those of its competitors. Insofar as Internet-based competitors continue to be exempt from these charges, they could enjoy a significant cost advantage in this area.

PRICING PRESSURES AND RISKS OF INDUSTRY OVER-CAPACITY

         The long distance transmission industry has generally been characterized by over-capacity and declining prices since shortly after the AT&T Corp. ("AT&T") divestiture in 1984. The Company believes that, in the last several years, increasing demand has ameliorated the over-capacity and that pricing pressure has been reduced. However, the Company anticipates that prices for its wholesale longhaul services will continue to decline over the next several years. While demand continues to increase, the Company is aware that certain long distance carriers are expanding their capacity and believes that other long distance carriers, as well as potential new entrants to the industry, are constructing new fiber optic and other long distance transmission networks in the United States. Because the cost of the actual fiber (as opposed to construction costs) is a relatively small portion of the cost of building new transmission lines, persons building such lines are likely to install fiber that provides substantially more transmission capacity than will be needed over the short or medium term. Further, recent technological advances may greatly expand the capacity of existing and new fiber optic cable. Although such technological advances may enable the Company to increase its capacity, an increase in the capacity of the Company's competitors could adversely affect the Company's business. If industry capacity expansion results in capacity that exceeds overall demand along any of the Company's routes, severe additional pricing pressure could develop. In addition, strategic alliances or similar transactions, such as the long distance capacity purchasing alliance among certain RBOCs announced in the spring of 1996, could result in additional pricing pressure on long distance carriers. Furthermore, the marginal cost of carrying an additional call over existing fiber optic cable is extremely low. As a result, within a few years, there may be dramatic and substantial price reductions.

DEPENDENCE ON BILLING,  CUSTOMER  SERVICES AND  INFORMATION  SYSTEMS;  YEAR 2000
ISSUES

         Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Billing and information systems for the Company's historical lines of business have been produced largely in-house with partial reliance on third-party vendors. These systems have generally met the Company's needs due in part to the low volume of customer billing. As the Company transitions to the provisioning of local services and as its long distance and Internet operations continue to expand, the need for sophisticated billing and information systems will continue to increase. The Company's plans for the development and implementation of its billing systems rely, for the most part, on the delivery of products and services by third party vendors. Similarly, the Company is developing customer call centers to provision service orders. Information systems are vital to the success of the call centers, and the information systems for these call centers are largely being developed by third party vendors. Failure of these vendors to deliver proposed products and services in a timely and effective manner and at acceptable costs, failure of the Company to adequately identify all of its information and processing needs, failure of the Company's related processing or information systems, or the failure of the Company to upgrade systems as necessary could have a material adverse effect on the ability of the Company to reach its objectives, its financial condition and its results of operations.

         Many computer systems will experience difficulty processing dates beyond the year 1999 and will need to be modified prior to the year 2000. Failure to make such modifications could result in system failures or miscalculations causing disruptions of operations, including among others an inability to process transactions, send invoices or engage in normal business activities. The Company's core internal systems that have been recently implemented are year 2000 compliant. The remaining core internal systems are scheduled to be replaced by the second quarter of 1999 and are expected to be year 2000 compliant when installed. The Company is also completing a preliminary assessment of year 2000 issues not related to its core systems, including issues surrounding systems that interface with those operated by unrelated parties. Based on its initial evaluation, the Company does not believe that the cost of remedial actions will have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of changes as the program progresses, and failure to implement such changes could have an adverse effect on future results of operations.

COMPETITION

         The telecommunications industry is highly competitive. In most markets, the Company's principal competitor for local exchange services is the RBOC or GTE Corporation and its affiliated companies (collectively, the "GTE Companies"). Other competitors may include other CLECs, microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies, utilities and RBOCs outside their current local service areas. In addition, the Company anticipates future competition from large long distance carriers, such as AT&T, MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), which have begun to offer integrated local and long distance telecommunications services. AT&T also has announced its intention to offer local services using a new wireless technology. Several companies have begun to offer telecommunications services over the Internet at rates substantially below current long distance rates. Companies offering telecommunications services over the Internet could enjoy a significant cost advantage because at this time they do not pay carrier access charges or universal service fees. The influx of competitors into the Company's markets and into markets that the Company may subsequently enter may result in more participants than can ultimately be successful in a given market. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company. In addition, a continuing trend toward business combinations and strategic alliances in the telecommunications industry may further enhance competition. For example, WorldCom Inc. ("WorldCom") acquired MFS Communications Company, Inc. ("MFS") and Brooks Fiber Properties Inc. ("Brooks") and has agreed to acquire MCI, each of which compete with the Company in several of the markets in which the Company operates. AT&T has announced its intention to acquire Teleport Communications Group, Inc. ("Teleport"), a CLEC that also competes with the Company in several markets. The Company cannot determine what effect such acquisitions will have on the Company's business, financial condition and results of operations.

         As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the RBOCs, the GTE Companies and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the ILECs over the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs. For example, the FCC granted ILECs additional flexibility in pricing their interstate special and switched access services on a central office specific basis. Under this pricing scheme, ILECs may establish pricing zones based on access traffic density and charge different prices for central offices in each zone. On February 8, 1997, new FCC rules became effective allowing ILECs to file streamlined tariffs on 15 days' notice for rate increases and seven days' notice for rate decreases. Unless the FCC acts during the notice period, such tariffs become effective at its end. The Company has begun to target Tier 1 cities and competition in such markets is expected to be significantly greater than in Tier 2 and Tier 3 cities in which the Company is currently operating.

         To the extent the Company interconnects with and uses ILEC networks to service its customers, the Company will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. The Telecommunications Act imposes interconnection obligations on ILECs, but there can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are simultaneously competitive and profitable. See " -- Difficulties in Implementing Local and Enhanced Services." In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the ILECs, the attractiveness of the Company's services to its customers could be impaired.

         The long distance telecommunications industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes with major carriers such as AT&T, MCI, Sprint, and WorldCom, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than the Company's current costs. Many of these competitors have greater financial, technological and marketing resources than the Company. In addition, as a result of the Telecommunications Act, the RBOCs are expected to become competitors in the long distance telecommunications industry both outside their service territory and, upon the satisfaction of certain conditions, within their service territory. SBC Communications Corporation ("SBC") has challenged the constitutionality of the provisions conditioning RBOC entry into in-region long distance service. The district court has determined that the provision of the Telecommunications Act that prohibits RBOC entry into long distance markets is unconstitutional. A stay of that decision has been granted pending a decision by the United States Court of Appeals for the Fifth Circuit (the "Fifth Circuit").

         The Company believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market driven services at prices generally equal to or below those charged by its competitors. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company.

         The Company's longhaul business is subject to intense competition. See "-- Pricing Pressures and Risks of Industry Over-Capacity."

         The Internet services market is highly competitive. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include Internet service providers, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company.

         On February 25, 1998, U S WEST Communications, Inc. ("U S WEST") petitioned the FCC to allow it to build and operate packet-and cell-switched data networks across LATA boundaries, to permit it to carry interLATA data traffic incident to its provision of digital subscriber line services, to not require it to make those data services available on a discounted resale basis and to not require it to make the non-bottleneck elements of such services available on an unbundled basis. The Company provides certain services with which U S WEST proposed services would compete if the petition is granted by the FCC.

         The recent World Trade Organization ("WTO") agreement on basic telecommunications services could increase the Company's competition for telecommunication services both domestically and internationally. Under this agreement, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies, effective in some cases as early as January 1, 1998.

         The Company believes that providers of wireless services increasingly will offer, in addition to products that supplement a customer's wireline communications, wireline replacement products that may result in wireless services becoming the customer's primary mode of communication. Competition with providers of wireless services may be intense. Many of the Company's potential wireless competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources than the Company. Furthermore, the FCC has made spectrum available through public auction over the past several years for use in wireless communications and began offering additional spectrum in February 1998. This additional spectrum is intended by the FCC to be used for broadband, data and video transmission but its use in wireless local loop is also possible.

GOVERNMENT REGULATION

         The Company's networks and the provision of switched and private line services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. The FCC exercises jurisdiction over the Company with respect to interstate and international services. Additionally, the Company files tariffs with the FCC. On October 29, 1996, the FCC approved an order that eliminates the tariff filing requirements for interstate domestic long distance service provided by non-dominant carriers such as the Company. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC order. In addition, the Company must obtain prior FCC authorization for installation and operation of international facilities and international long distance services. State regulatory commissions exercise jurisdiction over the Company to the extent it provides intrastate services. As such a provider, the Company is required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which it operates. Certificates of authority to provide services can generally be conditioned, modified, cancelled, terminated or revoked for failure to comply with rules and regulations. Fines and other penalties may also be imposed. Local authorities regulate the Company's access to municipal rights-of-way. The networks are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. There can be no assurance that the FCC or state commissions will grant required authority or refrain from taking action against the Company if it is found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses.

         The Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act remains subject to judicial review and additional FCC and state rulemakings, and thus it is difficult to predict what effect the legislation will have on the Company and its operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. There can be no assurance that these changes will not have a material adverse effect upon the Company.

         In addition to requirements placed on ILECs, the Telecommunications Act subjects the Company to certain federal regulatory requirements upon the Company's provision of local exchange service in a market. All ILECs and CLECs must interconnect with other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. The Telecommunications Act also requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities.

         On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of these federal subsidy funds will be based on its share of certain defined telecommunications end-user revenues. The revenues for the high cost and low income fund are the Company's estimated quarterly interstate and gross end-user telecommunications revenues. The revenues for the schools and libraries and rural health care fund are the Company's estimated quarterly intrastate, interstate and international gross end-user telecommunications revenues. The contribution factors issued by the FCC for the first and second quarters of 1998 are 3.19% and 3.14%, respectively, for the high cost and low income fund and .72% and .76%, respectively, for the schools, libraries and rural healthcare fund. The amounts contributed may be billed to customers. The Company has been billed for such contributions and on an annualized basis, the amounts billed would have represented less than 1% of total revenues for Fiscal 1997. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8th order with the FCC. That petition is pending.

         The FCC released a Report to Congress on April 10, 1998 concerning its implementation of the telecommunications subsidy provisions of the Telecommunications Act. The FCC clarified that entities that provide transmission capacity to Internet service providers are providing telecommunications services subject to contribution requirements. The FCC indicated that it would address the issue of whether ISPs would contribute to a universal service fund based on the utilization of their own transmission facilities at a later date and whether certain ISP services such as phone-to-phone IP telephony are telecommunications services subject to universal service fund contribution and access charge payments.

         In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eight Circuit where they are currently pending.

         In addition, federal regulations impose restrictions on foreign ownership of communications service providers utilizing radio frequencies, including microwave radio facilities, and cellular and personal communication service ("PCS") facilities. The operations of GST Telecom Hawaii, Inc. ("GST Hawaii"), a wholly-owned subsidiary of GST that conducts the Company's business in Hawaii, use, among other transmission facilities, microwave radio facilities operating pursuant to FCC licenses granted to Pacwest Network, Inc. ("PNI"), an entity that is controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer. As a result of changes in federal policies, it is the intention of the Company and PNI to reach an agreement to transfer such microwave facilities and associated licenses to the Company, subject to FCC approval. The

FCC also has the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications service providers not utilizing radio frequencies. In the event the FCC exercises such authority, it could have a material adverse effect on the Company's CLEC and other businesses.

NEED TO ADAPT TO TECHNOLOGICAL CHANGE

         The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes on the business of the Company cannot be predicted. The Company believes its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands.

LITIGATION RISKS

         The Company is involved in various legal proceedings. An action was commenced against NACT alleging that its telephone systems incorporating prepaid debit card features infringe upon a patent issued in 1987. The Company and GST USA were added as a defendant to such action in August 1997. Concurrent with the Company's sale of NACT, the Company and World Access, Inc. entered into an agreement whereby the Company generally will bear 50% of any damages in the action, including reasonable attorneys' fees, losses, liabilities, claims and assessments, royalties and license fees provided that if a court determines that the patent is valid and that it has been infringed, the Company's liability associated with future royalties, license fees, refunds and cost of product replacement or modification is limited to $2.0 million. An unfavorable decision in such action could have a material adverse effect on the Company. Other legal proceedings to which the Company is a party could have an adverse effect on the Company.

POSSIBLE INABILITY TO RECOVER PAYMENTS MADE TO MAGNACOM

         Magnacom Wireless, L.L.C. ("Magnacom"), a company 99% owned by PNI, which is controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer, has acquired various PCS licenses. Magnacom holds 30 MHz (C Block) PCS licenses for eleven markets in Arizona, Arkansas, New Mexico, Oregon and Utah. Magnacom was the winning bidder for 10 MHz licenses in the FCC's F Block in 13 markets in Hawaii, Idaho, Oregon and Washington in an FCC auction. Magnacom currently has an application on file with the FCC requesting authority to effect a reorganization with PCS Plus Holdings Corporation ("PCS Plus Holdings"), another company controlled by Mr. Warta and of which Mr. Warta and Stephen Irwin, Vice Chairman of the Board and Secretary of the Company, serve as officers and directors.

         Magnacom and the Company have entered into a master services and facilities agreement (the "Magnacom Services Agreement") with an initial term of five years pursuant to which (i) the Company has been designated a non-exclusive reseller of PCS telephone services in the markets in which Magnacom has obtained licenses, and (ii) Magnacom has granted the Company a right of first refusal to provide switched local and long distance services and other enhanced telecommunications services, to all of Magnacom's resellers in markets where the Company has operational networks provided that the Company's rates and other terms of service are competitive. Magnacom has agreed to sell PCS minutes to the Company at $.05 per minute, subject to downward adjustment to equal the most favorable rates offered to Magnacom's other resellers (but in no event less than Magnacom's cost). In connection with the Magnacom Services Agreement, as of December 31, 1997, the Company had paid Magnacom approximately $14.4 million as prepayments for future PCS services. The Magnacom Services Agreement supersedes a previous reseller agreement between the Company and Magnacom.

         In addition, the Company has been granted an option to acquire up to PNI's entire interest in Magnacom (currently 99%). The exercise of the option is subject to compliance with all applicable FCC regulations relating to prior approval of any transfer of control of PCS licenses, including those relating to foreign ownership or control and requirements regarding the ownership of C and F block licenses and interests in C and F block licensees. Accordingly, until such time as FCC regulations or administrative action permit the Company to own in excess of 25% of Magnacom, the option by its terms is limited to a 24% interest in Magnacom. The Company, Magnacom and PNI are in negotiations with respect to modifying the option in order to provide, among other things, that the Company own no more than a 25% interest in Magnacom or PCS Plus Holdings upon exercise of such option.

         In addition, the Company may issue a warrant to purchase up to 4% of the then outstanding Common Shares in connection with financing for Magnacom. If such warrant is issued, the Company will record a one-time noncash charge, in an amount equal to the value of the warrant.

         The provision of wireless telecommunications service by Magnacom will be dependent upon the ability to obtain the financing necessary to make payments to the FCC under the terms of its licenses, to obtain working capital and to build the required facilities, including the purchase of telecommunications equipment. There can be no assurance that Magnacom will obtain such financing or be able to provide PCS services. In such event, the Company would likely be unable to recover its payments to Magnacom.

DEPENDENCE ON KEY PERSONNEL

         The efforts of a small number of key management and operating personnel will largely determine the Company's success and the loss of any of such persons could adversely affect the Company. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel.

DEPENDENCE ON RIGHTS-OF-WAY AND OTHER THIRD PARTY AGREEMENTS

         The Company must obtain easements, rights-of-way, entry to premises, franchises and licenses from various private parties, actual and potential competitors and state and local governments in order to construct and operate its networks. There can be no assurance that the Company will obtain rights-of-way and franchise agreements on acceptable terms or that current or potential competitors will not obtain similar rights-of-way and franchise agreements that will allow them to compete against the Company. If any of the existing franchise or license agreements were terminated or not renewed and the Company were forced to remove its fiber optic cables or abandon its networks in place, such termination could have a material adverse effect on the Company.

RISK OF JOINT INVESTMENTS

         The Company has invested in one joint venture and may enter into additional joint ventures in the future. There are risks in participating in joint ventures, including the risk that the other joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. The risk is also present that a joint venture partner may be unable to meet its economic or other obligations to the venture and that the Company may be required to fulfill some or all of those obligations. In addition, to the extent that the Company participates in international joint ventures, the operations of such ventures will be subject to various additional risks not present in the Company's domestic joint ventures, such as fluctuations in currency exchange rates, nationalization or expropriation of assets, import/export controls, political instability, limitations on foreign investment, restrictions on the ability to convert currencies and the additional expenses and risks inherent in conducting operations in geographically distant locations with customers speaking different languages and having different cultural approaches to the conduct of business.

         As of February 28, 1998, the Company had invested approximately $3.7 million in a publicly-traded Canadian corporation (subsequently renamed GST Global Telecommunications Inc., "Global") and held approximately 3.6 million shares and warrants to purchase 750,000 additional shares. At that date, Global had approximately 14.7 million shares outstanding (approximately 28.7 million shares on a fully diluted basis, excluding any additional shares that may be issued to the Company as discussed below). It is the Company's position that Global is to issue to the Company up to an additional 5,000,000 common shares of Global, subject to regulatory approval in consideration for the assignment by the Company to Global of its rights to acquire a telecommunications project in Mexico (the "Bestel Project"). Global has asserted that the Company is only entitled to receive up to 3,000,000 additional common shares of Global, subject to the approval of its board of directors and regulatory approval. To date, Global has not issued any of its common shares to the Company in respect of such assignment.


VARIABILITY OF QUARTERLY OPERATING RESULTS

         As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period. In addition, revenues relating to the Company's network businesses are and may continue to be dependent upon a small number of customers and contracts, revenues under which are likely to vary significantly from period to period.

VOLATILITY OF MARKET PRICE OF COMMON SHARES

         Since the Common Shares have been publicly traded, their market price has fluctuated over a wide range and may continue to do so in the future. The market price of the Common Shares could be subject to significant fluctuations in response to various factors and events, including among other things, the depth and liquidity of the trading market of the Common Shares, variations in the Company's operating results and the difference between actual results and the results expected by investors and analysts. In addition, from time to time the stock market has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations also may adversely affect the market price of the Common Shares.

RISKS OF INVESTMENT IN A CANADIAN CORPORATION

         The Company is a corporation incorporated under the Canada Business Corporations Act. Certain of the directors and the Company's professional advisors are residents of Canada or otherwise reside outside of the U.S. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the United States upon the Company or upon such directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liability of the Company or such persons under U.S. federal securities laws. The Company has been advised that there is doubt as to whether Canadian courts would
(i) enforce judgments of U.S. courts obtained against the Company or such directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liabilities in original actions against the Company or such directors and professional advisors predicated solely upon such U.S. laws. However, a judgment against the Company predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the U.S. court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court. In addition, the Company's status as a Canadian company limits the ability of the Company to hold or control radio frequency licenses in the United States.

SHARES ELIGIBLE FOR FUTURE SALE


         At March 31, 1998, the Company had outstanding 35,863,008 Common Shares. Of these shares, 31,252,170 Common Shares were freely tradeable, except for any Common Shares held by "affiliates" of the Company within the meaning of

Rule 144 under the Securities Act, which shares will be subject to the resale limitation of Rule 144. The remaining 4,610,838 Common Shares were "restricted securities," as that term is defined in Rule 144 and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rule 144. In addition, at March 31, 1998, (i) 4,116,332 Common Shares were reserved for issuance upon exercise of outstanding stock options at prices ranging from $5.00 to $15.00 per share, (ii) 596,155 Common Shares were reserved for issuance upon exercise of outstanding warrants at exercise prices ranging from $6.75 to $12.96 per share,
(iii) 3,574,495 Common Shares were reserved for issuance upon conversion of the Convertible Notes (based on the aggregate accreted value of Convertible Notes on March 31, 1998) and (iv) 4,933,072 Common Shares were reserved for issuance upon conversion of the Company's Series A Preference Shares sold in a private placement in February 1997 (the "Redeemable Preferred Shares") (based on the aggregate accreted value of the Redeemable Preferred Shares on March 31, 1998). The Company has registered the resale of the Common Shares issuable upon exercise of the options and warrants (other than the Common Shares issuable upon exercise of warrants to purchase 75,000 Common Shares issued to Tomen in connection with the Hawaii Financing, which are being registered hereby ) and the Common Shares issuable upon conversion of the Convertible Notes. The future sale or the expectation of future sales of Common Shares in the public market could adversely affect the prevailing market prices for the Common Shares and could impair the Company's ability to raise capital through the sale of Common Shares.


POTENTIAL ANTI-TAKEOVER PROVISIONS

         The Company's Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue up to 9,999,500 Preference Shares, without par value (the "Preference Shares"), in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although the Company has no current plans to issue any Preference Shares, the rights of the holders of Common Shares would be subject to, and may be adversely affected by, the rights of the holders of any Preference Shares that may be issued in the future. Issuance of Preference Shares could have the effect of delaying, deterring or preventing a change in control of the Company, including the imposition of various procedural and other requirements that could make it more difficult for holders of Common Shares to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors.

                                MATERIAL CHANGES


         In May 1998, the Company, through an indirect wholly-owned subsidiary, completed the 1998 Notes Offering of $500.0 million principal amount at maturity of 1998 Notes. The 1998 Notes will fully accrete to face value on May 1, 2003. From and after May 1, 2003, the 1998 Notes will bear interest, which will be payable in cash, at a rate of 10 1/2% per annum on each May 1 and November 1, commencing November 1, 2003. The Company intends to use the net proceeds from the 1998 Notes Offering, aggregating approximately $288.5 million, to purchase telecommunications equipment for the continued expansion of its infrastructure, including the development and construction of additional networks and longhaul fiber optic facilities.


                                   THE COMPANY

         The Company provides a broad range of integrated telecommunications products and services, primarily to business customers located in the western continental United States and Hawaii. As a facilities-based CLEC, the Company operates state-of-the-art, digital telecommunications networks that represent an alternative to ILECs. The Company's full line of products, which offer a "one-stop" solution to customers' telecommunications services requirements, include local dial tone, long distance, Internet, data transmission and private line services.

         The Company's digital networks currently serve 40 markets in Arizona, California, Hawaii, Idaho, New Mexico, Texas and Washington. In addition, the Company has networks under construction which, when completed, will expand its regional footprint to Oregon. The Company also constructs, markets and manages longhaul fiber optic facilities in Arizona, California and Hawaii. The Company's longhaul fiber optic facilities currently extend over 900 route miles and approximately 1,700 route miles are under construction and expected to become operational over the next 12 months.

         Management believes that the formation of an integrated regional network through the interconnection of the Company's individual networks with longhaul fiber optic facilities will provide significant competitive and economic advantages. In addition to providing the Company with a larger addressable market, the interconnection of its networks is expected to allow the Company to carry a portion of its intra-regional telecommunications traffic on-net, thereby improving operating margins by reducing payments to other carriers for use of their facilities. In addition, increasing demand for high bandwidth capacity has created opportunities for the Company to sell or lease capacity on its network to other communications carriers.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the reoffer and resale of the Common Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         The following table sets forth (i) the number of Common Shares beneficially owned by each Selling Shareholder as of March 31, 1998, (ii) the number of Common Shares to be offered for resale by each Selling Shareholder and
(iii) the number and percentage of Common Shares to be held by each Selling Shareholder after completion of the offering.

                                                                                                             Number of
                                                                                                          Common Shares
                                                                                                           /Percentage
                                                              Number of                                    of Class to
                                                            Common Shares            Number of              be Owned
                                                              Owned at             Common Shares              After
                                                              March 31,            to be Offered           Completion of
                 Name and Address(1)                           1998(2)               for Resale            the Offering
---------------------------------------------------      ------------------     ------------------     ------------------
Glenn R. Meyer                                                65,250(3)                25,648                39,602/*
Frederick W. Grimm                                            54,735(3)                21,984                32,751/*
Gregory C. Roberts                                            32,143(3)                21,984                10,159/*
John Goodman                                                  53,608(3)                 3,666                49,942/*
Tomen Corporation                                          1,826,057(4)               102,914             1,723,143/4.8%
Tomen America Inc.                                         1,826,057(4)               102,914             1,723,143/4.8%

------------------------
*        Less than 1%.

(1)      The address for each selling  shareholder  is as follows:  Glenn Meyer:
         765 NW Everwood Drive, Issaquah,  Washington 98027; Frederick W. Grimm:
         1504 Aurora Avenue North #512,  Seattle,  Washington 98109;  Gregory C.
         Roberts: 3520 Cushman Avenue,  Tacoma,  Washington 98408; John Goodman:
         5602 39th West, Seattle, Washington 98199; Tomen Corporation and Tomen America Inc.: 1285 Avenue of the Americas, New York, NY 10019.

(2) The persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and the footnotes to this table. The calculation of Common Shares beneficially owned was determined in accordance with Rule 13d-3 of the Exchange Act.

(3) Does not include Common Shares issuable in June 1998 in connection with Company's purchase of Tri-Star. The number of Common Shares issuable in June 1998 is based on a formula using the trading price of the Common Shares at the date of issuance.

(4) Represents 495,229 Common Shares beneficially owned by TM Communications LLC, 946,664 Common Shares beneficially owned by Tomen America Inc. and 384,164 Common Shares beneficially owned by Tomen Corporation. Includes an aggregate of 246,155 Common Shares issuable upon exercise of warrants.


                              PLAN OF DISTRIBUTION

         This offering is self-underwritten; neither the Company nor the Selling Shareholders have employed an underwriter for the sale of Common Shares by the Selling Shareholders. The Company will bear all expenses in connection with the preparation of this Prospectus. The Selling Shareholders will bear all expenses associated with the sale of the Common Shares.

         The  Common  Shares  may be sold  from  time  to  time  by the  Selling
Shareholders, or by pledgees, donees, transferees or other successors in interest at fixed prices that may be changed or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker- dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Common Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         Any broker-dealer acquiring Common Shares from the Selling Shareholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the Nasdaq National Market or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The Selling Shareholders and any broker- dealers that act in connection with the sale of the Common Shares hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the Selling Shareholders and applicable transfer taxes, are payable by the Selling Shareholders.

                                  LEGAL MATTERS

         Certain legal matters in connection with the issuance of the Common Shares offered hereby have been passed upon for the Company by Messrs. Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Stephen Irwin, counsel to Olshan Grundman Frome & Rosenzweig LLP, is an officer and director of the Company and holds 76,345 Common Shares and has been granted options and warrants to purchase an additional 600,000 Common Shares. In addition, other attorneys affiliated with such firm hold Common Shares and/or options to purchase Common Shares.

                                     EXPERTS

         The consolidated balance sheets of GST Telecommunications, Inc. and its subsidiaries as of December 31, 1997 and September 30, 1997 and 1996 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for the three month period ended December 31, 1997 and each of the years in the three year period ended September 30, 1997, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Shares offered hereby. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:

SEC Registration Fee..............................      $1,196.47
Accounting Fees and Expenses......................      10,000.00
Legal Fees and Expenses...........................      12,500.00
Blue Sky Fees and Expenses........................         550.00
Miscellaneous Expenses............................         753.53
                                                       ----------
Total.............................................     $25,000.00
                                                       ==========

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

         The Company's authority to indemnify its directors and officers is governed by the provisions of Section 124 of the Canada Business Corporations Act, as follows:

         (1) INDEMNIFICATION. Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

         (a) he acted honestly and in good faith with a view to the best interests of the corporation; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

         (2) INDEMNIFICATION IN DERIVATIVE ACTIONS. A corporation may with the approval of a court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in paragraphs (1)(a) and (b).

         (3) INDEMNITY AS OF RIGHT. Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

         (a) was substantially successful on the merits in his defense of the action or proceeding, and

         (b)      fulfills the conditions set out in paragraphs (1)(a) and (b).

         (4) DIRECTORS' AND OFFICERS' INSURANCE. A corporation may purchase and maintain insurance for the benefit of any person referred to subsection (1) against any liability incurred by him

         (a) in his capacity as a director or officer of the corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

         (b) in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

         (5) APPLICATION TO COURT. A corporation or a person referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

         (6) NOTICE TO DIRECTOR. An applicant under subsection (5) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

         (7) OTHER NOTICE. On an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

         The Company's by-laws provide that every director and officer of the Company and his heirs, executors, administrators and other legal personal representatives shall be indemnified and held harmless from and against (a) any liability and all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Company.

         The Company maintains a $25,000,000 directors and officers liability insurance policy.

ITEM 16. EXHIBITS.

         EXHIBIT INDEX

EXHIBIT

         5 Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

        23(a)    Consent of KPMG Peat Marwick LLP.

        23(b)    Consent of KPMG Peat Marwick LLP.

        23(c) Consent of Olshan Grundman Frome & Rosenzweig LLP (included within Exhibit 5).

ITEM 17.    UNDERTAKINGS

            The undersigned registrant hereby undertakes:

               a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against each such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, State of Washington, on this 28th day of May, 1998.


                                           GST TELECOMMUNICATIONS, INC.
                                                  (Registrant)


                                           By:                   *
                                              ---------------------------------
                                              John Warta, Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

         SIGNATURE                        TITLE                        DATE

            *                    Chairman of the Board, Chief      May  28, 1998
-----------------------------    Executive Officer (Principal
            (John Warta)         Executive Officer) and Director


           *                     Senior Vice President and Chief   May  28, 1998
-----------------------------    Financial Officer (Principal
          (Daniel Trampush)      Financial Officer)


            *                    Senior Vice President,            May  28, 1998
-----------------------------    Treasurer and Chief Accounting
        (Clifford V. Sander)     Officer (Principal Accounting
                                 Officer)


  /S/ STEPHEN IRWIN              Vice Chairman of the Board,       May  28, 1998
-----------------------------    Secretary and Director
           (Stephen Irwin)

            *                    President, Chief Operating        May  28, 1998
------------------------------   Officer and Director
(Joseph A. Basile, Jr.)



          *                      Director                          May  28, 1998
-----------------------------
         (Peter E. Legault)



           *                     Director                          May  28, 1998
-----------------------------
         (Jack G. Armstrong)



           *                     Director                          May  28, 1998
-----------------------------
          (Mitsuhiro Naoe)

-----------------------------    Director
(Joseph G. Fogg, III)

            *                    Director                          May  28, 1998
----------------------------
          (A. Roy Megarry)



-----------------------------    Director
         (Robert A. Ferchat)

The Company's Authorized Representative
in the United States

          *                                                        May  28, 1998
-----------------------------
Daniel L. Trampush

*By:     /S/ STEPHEN IRWIN                                         May 28, 1998
-----------------------------
         Stephen Irwin
         Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT

          5 Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

     23(a)        Consent of KPMG Peat Marwick LLP.

     23(b)        Consent of KPMG Peat Marwick LLP.

     23(c) Consent of Olshan Grundman Frome & Rosenzweig LLP (included within Exhibit 5).